EXHIBIT 16 - LETTER ON CHANGE IN CERTIFYING ACCOUNTANT


September 30, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Altex Industries, Inc. and, under the date of November 3, 1998, we reported on the financial statements of Altex Industries, Inc. as of and for the years ended September 30, 1998 and 1997. On September 23, 1999, our appointment as principal accountants was terminated. We have read Altex Industries, Inc.'s statements included under Item 4 of its Form 8-K dated September 28, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was recommended by the Audit Committee of the Board of Directors.

Very truly yours,
KPMG LLP


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